UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-32295

ADHEREX TECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

4820 Creekstone Drive, Suite 200, Durham, North Carolina

Telephone 919-484-8484

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK

 (Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	X

Rule 12g-4(a)(2)

Rule 12h-3(b)(1)(i)	X

Rule 12h-3(b)(1)(ii)

Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 90

Explanatory note: The purpose of this Amendment No. 1 on Form 15/A is to withdraw the previous filing of this Form 15 filed on July 17, 2009 with respect to the securities listed above.

Pursuant to the requirements of the Securities Exchange Act of 1934 Adherex Technologies Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 28, 2009	By:	/s/ ROBERT ANDRADE
Robert Andrade
Chief Financial Officer